

PLX TECHNOLOGY, INC. REPORTS THIRD-QUARTER RESULTS

SUNNYVALE, Calif. – (October 15, 2003) – PLX Technology, Inc. (NASDAQ: PLXT) today announced financial results for the third quarter ended September 30, 2003.

For the third quarter ended September 30, 2003, the Company reported net revenues of $10.3 million, a 23 percent increase from the $8.3 million reported for the third quarter of 2002 and a 19 percent increase from the $8.7 million reported for the second quarter of 2003. Net revenues for the first nine months of 2003 were $27.4 million, a 5 percent increase from the $26.3 million reported for the first nine months of 2002.

Net income under generally accepted accounting principles (GAAP), which includes the effect of acquisition-related costs was $129,000, or $0.01 per share (diluted), for the third quarter of 2003, compared with net losses under GAAP of $688,000, or $0.03 per share, for the prior-year quarter. Net losses for the first nine months of 2003 were $2.6 million, or $0.12 per share, compared to net losses of $2.1 million, or $0.09 per share, for the first nine months of 2002.

Pro forma net income for the third quarter ended September 30, 2003 was $571,000 or $0.02 per share (diluted), compared to pro forma net losses of $93,000, or $0.00 per share, for the prior year quarter. Pro forma net losses for the first nine months of 2003 were $133,000, or $0.01 per share, compared to pro forma net losses of $57,000, or $0.00 per share, for the first nine months of 2002. Pro forma results, as outlined in the attached Pro Forma Consolidated Statements of Operations, exclude the effect of acquisition-related costs. See "Use of Pro Forma Financial Information" below.

The Company's gross margins in the third quarter were 72 percent. As a result of selling certain previously written-down inventory, the Company recorded a gross margin benefit of approximately $166,000, or approximately two gross margin points in the third quarter.

Cash and investments increased to $22.2 million at September 30, 2003, from $21.7 million at December 31, 2002.

"This quarter we were encouraged by our financial performance: 23 percent revenue growth over the second quarter of 2003, return to profitability and continued cash generation," said Mike Salameh, president of PLX. "We were also pleased with progress in two key PLX initiatives, PCI Express and PCI-to-PCI bridges. PCI Express, an emerging system interconnect technology, was a highlight of the September Intel Developer Forum, featuring product demonstrations and announcements by PLX, Intel and other industry leaders. This event confirmed that our early bet on PCI Express was the right one.

"In May we added PCI-to-PCI Bridges to our product lineup through the acquisition of HiNT Corporation. Going into the merger, we believed that by combining HiNT's complete PCI-to-PCI bridge product line with PLX's sales channel and broad customer base, we could gain market share and, therefore, revenue growth for PLX. Prior to the merger, most of HiNT's revenues were from customers in Asia, with limited penetration in the larger US market. In the third quarter we won designs at US customers by taking advantage of our customer relationships and technical support resources, an early indicator that PLX can build on the success HiNT already achieved.

"We estimate fourth-quarter revenues to be between $10.3 million and $11.3 million. We project a wide range because turns business has been variable and unpredictable. We anticipate that expenses in the fourth quarter on a GAAP basis will be $7.4 million to $7.6 million. On a pro forma basis, which excludes acquisition-related costs of approximately $300,000, we expect expenses of between $7.1 million and $7.3 million, higher than the third quarter due to expenses related to new product tooling charges. We expect margins to be in the 67 percent to 70 percent range."

The Company will be conducting a conference call today at 2:00 p.m. (PST) to discuss its third-quarter financial results. There will also be a live Webcast and a replay of the conference call that will be available through the Investors section of the PLX Web site at www.plxtech.com until October 22, 2003. The Webcast can also be accessed through www.ccbn.com.

Event archives are normally available one to two hours after the event ends. For the live event, listeners should go to either of the Web sites at least fifteen minutes before the event starts to download and install any necessary audio software.

USE OF PRO FORMA FINANCIAL INFORMATION: In addition to reporting financial results in accordance with generally accepted accounting principles, or GAAP, PLX reports pro forma financial results. Pro forma net income and earnings (loss) per share exclude acquisition-related charges, such as amortization of goodwill, deferred compensation and other intangibles, as well as the tax effect of these items. PLX's management believes these pro forma measures are useful to investors because they provide supplemental information that facilitates comparisons to prior periods. Management uses these pro forma measures to evaluate its financial results, develop budgets and manage expenditures. The method PLX uses to produce pro forma results is not computed according to GAAP, is likely to differ from the methods used by other companies and should not be regarded as a replacement for corresponding GAAP measures. Investors are encouraged to review the reconciliation of these pro forma financial measures to the comparable GAAP results, which is provided in a table immediately below the Pro Forma Consolidated Statements of Operations.

About PLX
PLX Technology, Inc. (www.plxtech.com), based in Sunnyvale, Calif., USA, is the leading supplier of standard I/O interconnect silicon to the communications, server, storage and embedded-control industries. The PLX solution provides a competitive edge to our customers through an integrated combination of high-performance silicon, hardware and software design tools, and partnerships. These innovative solutions are designed to enable our customers to develop communications equipment with industry-leading performance, scalability and reliability. Furthermore, the combination of PLX product features, supporting development tools and partnerships allows customers to bring their designs to market faster. PLX PCI I/O Accelerator and HyperTransport Tunnel-to-Dual PCI-X devices are designed into a wide variety of embedded PCI communication systems, including switches, routers, line cards, media gateways, base stations, access multiplexors and remote access concentrators.

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This release includes statements that qualify as forward-looking statements under the Private Securities Litigation Reform Act of 1995. These statements include statements about the Company's estimated revenues, estimated expenses, estimated margins and estimated ongoing acquisition-related costs for the fourth quarter of 2003, and the expected broadening of our exposure to new customers and design opportunities, the strength of the HiNT product line, and our expected future turns business. Such statements involve risks and uncertainties which may cause actual results to differ materially from those set forth in these statements. Factors that could cause actual results to differ materially include risks and uncertainties such as reduced demand for products of electronic equipment manufacturers which include the Company's products due to adverse economic conditions in general or specifically affecting the Company's markets, technical difficulties and delays in the development process, errors in the products, reduced backlog of the Company's customers, unexpected expenses and the political climate. You are also referred to the documents filed by the Company with the SEC from time to time, including but not limited to the annual report on Form 10-K for the year ended December 31, 2002 and our quarterly report on Form 10-Q for the quarter ended June 30, 2003, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are made as of today, and the Company assumes no obligation to update such statements.

Editorial contact:
Jerry Steach
CommonGround Communications (for PLX)
Tel: 415.567.0899
jsteach@plxtech.com

Company contact:
Rafael Torres, CFO
PLX Technology, Inc.
Tel: 408.774.9060
investor-relations@plxtech.com

PLX TECHNOLOGY, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)
(in thousands, except per share amounts)

| | Three months ended | | | Nine Months Ended | |
	September 30, 2003	September 30, 2002	June 30, 2003	September 30, 2003	September 30, 2002
Net revenues	$ 10,283	$ 8,339	$ 8,660	$ 27,446	$ 26,254
Cost of revenues	2,846	2,435	2,518	7,879	8,177
Gross margin	7,437	5,904	6,142	19,567	18,077
Operating expenses:					
Research and development	3,816	3,565	3,893	11,422	10,742
Selling, general and administrative	3,301	3,151	3,193	9,552	9,787
In-process research and development	--	--	875	875	--
Amortization of purchased intangible assets	297	134	204	634	400
Total operating expenses	7,414	6,850	8,165	22,483	20,929
Income (loss) from operations	23	(946)	(2,023)	(2,916)	(2,852)
Interest income and other, net	138	258	102	348	744
Income (loss) before provision (benefit) for income taxes	161	(688)	(1,921)	(2,568)	(2,108)
Provision (benefit) for income taxes	32	--	(24)	16	11
Net income (loss)	$ 129	$ (688)	$ (1,897)	$ (2,584)	$ (2,119)
Basic net income (loss) per share	$ 0.01	$ (0.03)	$ (0.09)	$ (0.12)	$ (0.09)
Shares used to compute basic per share amounts	23,797	22,986	22,214	22,392	23,316
Diluted net income (loss) per share	$ 0.01	$ (0.03)	$ (0.09)	$ (0.12)	$ (0.09)
Shares used to compute diluted per share amounts	24,442	22,986	22,214	22,392	23,316

PLX TECHNOLOGY, INC.

PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS
(Excluding Acquisition-Related Costs and Amortization of Intangible Assets)
(Unaudited)
(in thousands, except per share amounts)

| | Three months ended | | | Nine Months Ended | |
| | September 30, | September 30, | June 30, | September 30, | |
	2003	2002	2003	2003	2002
Net revenues...	$ 10,283	$ 8,339	$ 8,660	$ 27,446	$ 26,254
Cost of revenues..	2,846	2,435	2,518	7,879	8,177
Gross margin..	7,437	5,904	6,142	19,567	18,077
Operating expenses:					
Research and development.....................................	3,713	3,105	3,534	10,503	9,165
Selling, general and administrative.......................	3,287	3,150	3,184	9,529	9,702
Total operating expenses..	7,000	6,255	6,718	20,032	18,867
Income (loss) from operations...............................	437	(351)	(576)	(465)	(790)
Interest income and other, net...............................	138	258	102	348	744
Income (loss) before provision for income taxes....	575	(93)	(474)	(117)	(46)
Provision for income taxes....................................	4	--	4	16	11
Net income (loss)...	$ 571	$ (93)	$ (478)	$ (133)	$ (57)
Basic net income (loss) per share...........................	$ 0.02	$ (0.00)	$ (0.02)	$ (0.01)	$ (0.00)
Shares used to compute basic per share amounts....	23,797	22,986	22,214	22,392	23,316
Diluted net income (loss) per share........................	$ 0.02	$ (0.00)	$ (0.02)	$ (0.01)	$ (0.00)
Shares used to compute diluted per share amounts...	24,442	22,986	22,214	22,392	23,316

A reconciliation between net income (loss) on a GAAP basis and pro forma net income (loss) is as follows:

GAAP net income (loss)...	$ 129	$ (688)	$ (1,897)	$ (2,584)	$ (2,119)
In-process research and development.....................	--	--	875	875	--
Amortization of deferred stock-based compensation.............	117	461	368	942	1,662
Amortization of purchased intangible assets..........................	297	134	204	634	400
Income tax effect..	28	--	(28)	--	--
Pro forma net income (loss)...................................	$ 571	$ (93)	$ (478)	$ (133)	$ (57)

PLX TECHNOLOGY, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands)

	September 30, 2003	December 31, 2002(1)
	(unaudited)	
ASSETS		
Cash and investments...	$ 22,244	$ 21,680
Accounts receivable, net..	4,731	2,568
Inventories...	2,552	1,003
Income tax receivable...	--	3,635
Property and equipment, net..	31,428	31,962
Goodwill...	15,998	8,054
Other intangible assets..	3,027	970
Other assets...	1,289	2,103
Total assets..	$ 81,269	$ 71,975
LIABILITIES		
Accounts payable..	$ 1,898	$ 1,582
Accrued compensation and benefits..	1,389	932
Deferred revenues..	917	613
Accrued commissions..	227	201
Other accrued expenses...	1,410	683
Total liabilities..	5,841	4,011
STOCKHOLDERS' EQUITY		
Common stock, par value..	24	21
Additional paid-in capital..	84,253	74,953
Deferred compensation...	(69)	(900)
Notes receivable for employee stock purchases.................................	(69)	(67)
Accumulated other comprehensive income.......................................	(38)	46
Accumulated deficit..	(8,673)	(6,089)
Total stockholders' equity...	75,428	67,964
Total liabilities and stockholders' equity...	$ 81,269	$ 71,975

(1) Derived from audited financial statements